VNU

SEC MAIL PROCESSING
RECEIVED
APR 20 2006
WASH. D.C. 160 SECTION

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

06013092

Date	April 12, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press releases, dated 2006:

April 07	VNU and Valcon issued a Correction to Offer Memorandum
April 10	VNU publishes detailed presentation regarding private-equity offer on vnu.com
April 12	VNU to devote April 18 Shareholder Meeting to discussion of private-equity offer

With kind regards,
VNU bv

Maarten Schikker

PROCESSED
MAY 05 2006
THOMSON
FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

VNU

ALP INVEST The Blackstone Group THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC KKR THL PARTNERS

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU PUBLISHES DETAILED PRESENTATION REGARDING PRIVATE-EQUITY OFFER ON VNU.COM

Presentation to counter KVAM's criticism of transaction valuation and process,

Explain how proposed "Plan B" is flawed and inferior to private-equity offer

Haarlem, the Netherlands, April 10, 2006 – VNU N.V. (ASE: VNU), a leading global information and media company, announced today that it has published on its Web site a presentation to shareholders relating to the Offer made by Valcon Acquisition B.V. The presentation shows why the Offer is a superior alternative for shareholders. It also sets out why recent comments made by Knight Vinke Asset Management are based on misleading assertions and incomplete analysis.

A conference call for the investment community will be held today at 5:00 p.m. (Amsterdam), 4:00 p.m. (London) 11 a.m. (New York). It will be audio-webcast live at www.vnu.com.

This announcement is a public announcement as referred to in section 9b of the Dutch Securities Trading Supervision Decree (Besluit Toezicht Effectenverkeer 1995).

VNU Contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium Press Contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4891 (New York)
M: Communications	Hugh Morrison	+44 207 153 1534 (London)

VNU   ALP INVEST   The Blackstone Group   THE CARLYLE GROUP

HELLMAN & FRIEDMAN LLC   KKR   THL PARTNERS

PRESS RELEASE

Not for release, publication or distribution, in whole or in part, in or into Australia or Japan. This is a joint press release of VNU N.V. and Valcon Acquisition B.V. This announcement and related materials do not constitute an offer for any shares in VNU N.V.

VNU and Valcon issued a Correction to Offer Memorandum

Haarlem, the Netherlands, 7 April 2006 - VNU N.V. (ASE: VNU) and Valcon Acquisition B.V. ("Valcon") today issued a correction to the Offer Memorandum, dated 31 March 2006, relating to the public offer for all issued outstanding ordinary shares and 7% preferred shares in the capital of VNU.

Section 12.1 of the Offer Memorandum incorrectly states that VNU´s issued share capital at 30 March 2006 amounted to EUR 54,141,253.20. As at 30 March 2006, VNU´s issued share capital amounted to EUR 54,138,226.00.

Section 12.3 of the Offer Memorandum incorrectly states that Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V. (the "Priority Foundation") as well as the holders of the preferred B shares in the capital of VNU have committed themselves to respectively sell and transfer their shares to VNU on the Settlement Date or tender their shares under the Offer. This statement should not have been included in the Offer Memorandum. As set out in Section 5.4 of the Offer Memorandum, the Priority Foundation has, under the condition precedent of the Offer becoming unconditional, committed itself to transfer the priority shares in VNU held by it to Valcon on the Settlement Date. However, as of 31 March 2006 and the date hereof, none of the holders of preferred B shares in the capital of VNU has committed itself to transfer its shares to Valcon on the Settlement Date.

As set out in more detail in the Offer Memorandum, under the terms of the offer, VNU's shareholders have until 15:00 hours, Amsterdam time (9:00 hours, New York time), on 5 May 2006 to tender their shares in VNU under the Offer.

###

VNU Contacts

Press	Will Thoretz	+1 646 654 8133 (New York)
Investor Relations	Peter Wortel	+31 23 5463 692 (Haarlem)

Consortium Press Contacts

Kekst & Co.	Ruth Pachman	+1 212 521 4891 (New York)
M: Communications	Hugh Morrison	+44 207 153 1534 (London)

Press release

ADR file number 82-2876

Date April 12, 2006

VNU TO DEVOTE APRIL 18 SHAREHOLDER MEETING TO DISCUSSION OF PRIVATE-EQUITY OFFER

Annual General Meeting Rescheduled for June 13

Haarlem, the Netherlands – VNU N.V. (ASE: VNU), a leading global information and media company, today announced that it has changed the agenda of its April 18, 2006 Annual General Meeting of Shareholders (AGM) to focus the meeting solely on a discussion of the public offer for the company made by Valcon Acquisition B.V. ("Valcon"). This Extraordinary General Meeting (EGM) will begin at 4:00 p.m. (CET) at Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam.

The company's AGM has been rescheduled for June 13, 2006. The original agenda for that meeting included a broad discussion of the Offer, among other items. However, with current shareholder attention squarely focused on the Offer, the company decided to devote the entire April 18 meeting to a full and comprehensive discussion of the transaction. The company believes that a constructive discussion of the other AGM items is not feasible until the results of the Offer become clear.

In the company's view, such a session is critically important to achieve a clear understanding of the Offer. It will give shareholders an opportunity to discuss the Offer with the Supervisory and Executive Boards so that they will be able to make a well-informed decision by May 5, 2006, the end of the tender period.

Advertisements, setting forth the agenda for the April 18 EGM, will be published in the Dutch newspapers *Het Financieele Dagblad*, *NRC Handelsblad* and the *Officiële Prijscourant*. Shareholders who registered for the original April 18 AGM and who held their shares on April 11 are welcome to attend the EGM.

VNU and Valcon announced the agreement on a public offer for VNU that values the company's equity at EUR 28.75 per ordinary share and EUR 13.00 per 7% preferred share on March 8, 2006. On April 3, VNU and Valcon made available an Offer Memorandum, officially launching the tender period, and VNU published the original agenda for its AGM, which included a discussion of the Offer, along with explanatory notes to the agenda and other meeting documentation, in accordance with Dutch law and VNU's articles of association.

This is a release in accordance with section 9b of the Dutch Securities Trading Supervision Decree (Besluit toezicht effectenverkeer 1995).

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

1.1.001 02.99

Press release

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. The company employs nearly 41,000 people. Total revenues were EUR 3.5 billion in 2005. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU web site at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+1 646 654 5031